

Paul Vander Kuyl · 3rd

CEO at Next Door Photos, Entrepreneur, Engineer

Greater Grand Rapids, Michigan Area · 500+ connections ·

Contact info

 **Next Door Photos**

 **Calvin University**

Experience



CEO
Next Door Photos
Oct 2015 – Present · 4 yrs 6 mos
Zeeland, MI

Next Door Photos empowers realtors, business owners and home builders with professional visual marketing solutions so they can get back to doing what they do best: running businesse and buying/selling houses. We have a team of local, highly-trained visual media professionals providing same day availability and next day turnaround.

Business Development
Six Companies
Jan 2015 – May 2016 · 1 yr 5 mos



Executive Director
iCademy Global
May 2013 – Dec 2014 · 1 yr 8 mos



General Manager | Product Development

Innotec
Oct 2000 – May 2013 · 12 yrs 8 mos
Zeeland, MI | Saltillo, Mexico

 **Engineer / Program Management**
Johnson Controls
1990 – 2000 · 10 yrs
Holland, MI | Lapeer, MI | Yokohama, Japan

Education

 **Calvin University**
BA, Mechanical Engineering
1985 – 1989

Volunteer Experience

 **Board Chairman**
Innocademy
May 2010 – May 2013 • 3 yrs 1 mo

Skills & Endorsements

Product Development · 1

Tony Yung has given an endorsement for this skill

Program Management

Manufacturing

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